

April 12, 2018

<u>**Via E-Mail**</u>
Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

   Re: Taubman Centers, Inc.
     PREC14A filed on April 5, 2018
     Filed by Land & Buildings Capital Growth Fund, L.P. et al.
     File No. 001-11530

Dear Ms. Reda:

  We have reviewed the above captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by making an amended filing and/or providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Background to the Solicitation, page 4

1. Notwithstanding your pending appeal, please revise the August 16, 2017 entry on page 9 as well as the final paragraphs on pages 15 and 17 to discuss and explain the basis for the District Court's determination that your amended complaint failed to state a claim upon which relief can be granted.

2. Please update this section with any developments that took place after March 21, 2018. Similarly, update your disclosure relating the Action on page 17, for which a hearing was held on march 16, 2018.

Reasons for the Solicitation, page 11

3. Please provide us support for the statements attributed to Glass Lewis and ISS in the last paragraph of page 13.

Proposal No. 1. Election of Directors, page 16

4.   We note your disclosure referring to a substitute nominee (page 18). Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Incorporation by Reference, page 27

5.   We note that you refer security holders to the company's proxy statement for certain specified disclosure. Please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to Joe McCann at (202) 551-6262 or me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions